EXHIBIT 99.1
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[PUBLICIS GROUPE S.A. LOGO]


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PRESS RELEASE
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CONTACTS AT PUBLICIS GROUPE SA:
PIERRE BENAICH, INVESTOR RELATIONS              +33 1 44 43 65 00
LAURENCE REY, CORPORATE COMMUNICATIONS          +33 1 44 43 70 10




                              PUBLICIS GROUPE S. A.
                         REPORTS STRONG RISE IN REVENUES
                                   AND INCOME




PARIS, MARCH 5, 2002 -- The Supervisory Board of Publicis Groupe SA, chaired by Ms. Elisabeth Badinter, met Tuesday, March 5, 2002 to approve the financial statements and Management Report for 2001. These were presented by Maurice Levy, Chairman/CEO of Publicis Groupe SA.

Figures show a rise all the more remarkable in that it came against a backdrop of increasingly strained and unsettled economic conditions, and with world advertising market down sharply. Publicis reported:



-     Billings:                                 +41.2%

-     Revenues:                                 +37.5%

-     EBITDA:                                   +27.5%

-     Net income
    (before amortization of goodwill and extraordinary items):    +32.5%


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[PUBLICIS GROUPE S.A. LOGO]


KEY FIGURES (IN EUROS)

                           ------------------------------------------

                                2001           2000        % RISE
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Billings                    16.7 billion   11.8 billion    +41.2%
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Revenues                    2.43 billion    1.8 billion    +37.5%
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EBITDA                       426 million    334 million    +27.5%
EBITDA/revenues                 17.5%           19%
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EBIT                         342 million    275 million    +24.4%
EBIT/revenues                   14.1%          15.5%
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Net profit, excluding        200 million    151 million    +32.5%
minorities BEFORE
amortization of goodwill
and BEFORE exceptional
items
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Net profit, excluding        151 million    128 million     +18%
minorities AFTER
amortization of goodwill
and AFTER exceptional
items
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Net earnings per share          1.44           1.40          +3%
BEFORE amortization of
goodwill and BEFORE
exceptional items
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Net earnings per share          1.43           1.37         +4.4%
(diluted) BEFORE
amortization of goodwill
and BEFORE exceptional
items
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Proposed dividend               0.225          0.20        +12.5%
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Cash flow from operations    240 million    228 million    + 5.3 %
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For Maurice Levy, Chairman CEO of Publicis Groupe SA: "There is no doubt that
2001 was one of the most difficult years in recent history. Despite initial projections calling for a steep rise in business (+4.5-5.5%), by year-end there had been a decline of around 4.5% -- a gap of 9 to 10%. Contributing factors included a worsening recession in the US, the bursting of the dot.com bubble, and fallout from the tragic attacks of September 11. Against this backdrop, it is no exaggeration to say that Publicis turned in an exceptional performance. Not only did we successfully integrate the operations of Saatchi & Saatchi (with no loss of clients or staff) and other acquisitions, we also kept the financial impact of these operations well in hand. Publicis also won major new market share, both by consolidating relationships with existing clients and by winning new clients. Our Group is currently prepared to expand further and we are well positioned as 2002 gets under way. We believe that we will be able to outperform the world market once again this year. And we expect earnings to rise further in 2002."




Highlights of the year included:


1. A MAJOR FOCUS ON MANAGEMENT, STREAMLINING AND INTEGRATION OF COMPANIES ACQUIRED IN 2000 AND EARLY 2001. This drive proved a full success in terms of economies of scale, human resources and clients.


2.     ENHANCED PRESENCE IN CORE BUSINESSES, INCLUDING:

      -  continued expansion in Specialized Agencies and Marketing Services
         (SAMS) with the acquisitions of The Triangle Group (UK), Fisch.Meier.Direkt (Switzerland) and FusionDM (US, San Francisco), Fabianne Gershon & Associates, the Hudson Stone Group and Sanchez & Levitan, as well as Frankel's acquisition of a controlling interest in US agency Creative Aim, plus Carre Noir and Ecocom in France.

      - creation of the world's third media consultancy and buying group, The Zenith Optimedia Group, in which Publicis holds a 75% interest.




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3.    CONTINUED GEOGRAPHICAL EXPANSION, with:

      - international growth in the Fallon Worldwide network, where new operations in Sao Paulo, Singapore and Hong Kong were added to existing teams in Minneapolis, New York and London

      - acquisition of one of Indonesia's top agencies, Metro Advertising, which has expanded vigorously since its creation.


4.    NEW BUSINESS

      Publicis Groupe SA's networks won new accounts totaling EUR 2.3 billion
      (net) in 2001 (see appended list). NB: Zenith Media was not integrated until the fourth quarter of the year.


5. OUR TEAMS' CREATIVE FLAIR was rewarded, with Publicis ranked second at the International Festival in Cannes with 28 "Lion" awards. Saatchi & Saatchi teams played a key role in this success.


6. During the year, Publicis restructured debt to ensure greater financial flexibility for the group. Operations included:

      - a EUR 200 million issue of bonds exchangeable for Interpublic shares at fixed-rate interest of 2%. The issue was massively over-subscribed.

      - at the very beginning of 2002, a EUR 690 million Oceane issue (bonds convertible or exchangeable for new or existing shares). This also proved an overwhelming success, reflecting investor confidence in Publicis.

      The Group's net financial debt, taking into account future payment of CVRs issued as part of the acquisition of Saatchi & Saatchi, totaled EUR 465 million or 1.09 times EBITDA and 0.11 times market capitalization on March 1, 2002.

      Finally, financial statements for 2001 include extraordinary negative income net of tax of EUR 3 million. This reflects the combined impact of exceptional charges linked to the economic environment and a capital gain resulting from the sale of 25% of Optimedia to the newly-created The Zenith Optimedia Group.




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7.    ANNUAL GENERAL MEETING OF SHAREHOLDERS / DIVIDEND

      The Annual General Meeting of shareholders will be held on Tuesday, June 18, 2002 at 11.30 a.m. in Paris, France. Management will propose a dividend of EUR 0.225 excluding tax credit, compared with EUR 0.20 paid on 2000 fiscal year, representing a rise of 12.5 %.




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                          MAJOR NEW BUDGETS WON IN 2001




PUBLICIS WORLDWIDE: Siemens Corporate, VoiceStream, Informix, ATA Airlines, Ciba Vision, Siebel, The Washington Apple Commission, Washington State Lottery and Safeco in the United States; Areva, Jet Tours, Syngenta, Helena Rubinstein and Faconnable in France; Credito Italiano in Italy; The Post Office and Six Continents Retail in the United Kingdom; Microcell and Molson Black Label in Canada; FC Barcelona in Spain; Zivnostenska Banka in the Czech Republic; Novartis and Liquorland Vintage Cellars in Australia; Korea Telecom and Renault Samsung in Korea; and Sao Luiz and Tostines biscuits in Brazil.

SAATCHI & SAATCHI WORLDWIDE : T-Mobile (Deutsche Telekom) and Guinness in Asia; Adidas in Japan; i-STT in Singapore; Sudamerisa and Telemar PCS in Brazil; a significant extension of work with General Mills in the United States and with Procter & Gamble in several countries; CDC (Centers for Disease Control and Prevention) in United States with Frankel and Publicis Dialog; the Greek National Tourist Office worldwide; Alfred Ritter Chocolate in Germany; Danone Dairy, Danone Robust and Sony Consumer Electronics in China; Hankook Tires in Korea in collaboration with Publicis.Welcomm.

FALLON WORLDWIDE: United Airlines, Gulfstream Aircraft, National Oil Heat Research Alliance and Purina One petfood in the United States; the Ministry of Defence and the Central Office of Information (COI) in the United Kingdom; Timberland worldwide; and extension of Citibank account to cover Europe.

ZENITH OPTIMEDIA GROUP (media consultancy and buying): Vizzavi in Europe; Entertainment Film Distributors, Sony Digital and Toyota (dealerships) in the United Kingdom; Bausch & Lomb in the United States; the Dutch Ministry of Finance; in France, the Ministry of Education, Usinor, and the French Army; Honda, Fairfax Newspapers and Lion Nathan Brewery in Australia; Procter & Gamble, Chun Lan and Sony in China; Polo Ralph Lauren in Europe and worldwide:
Sanofi Synthelabo, Aspen Technology, Allied Domecq, Siemens-Infineon and Iberia.




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